SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2002

TMM Group, Inc.
(Translation of registrant’s name into English)

Avenida de la Cúspide No. 4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2002
Grupo TMM, S.A.
	By:	/s/ Jacinto Marina Cortés Jacinto Marina Cortés Chief Financial Officer

This Form 6-K and the exhibits attached hereto are hereby incorporated by reference into the Registration Statements on Form F-3, Numbers 333-90710 and 333-90712.

EXHIBIT INDEX

EXHIBIT 99.1:	Grupo TMM Press Release dated 12/19/02 (TMM CLOSES ADDITIONAL $35 MILLION RECEIVABLES SECURITIZATION )

EXHIBIT 99.2:	Grupo TMM Press Release dated 12/19/02 (Grupo TMM Reduces Net Profit For Third Quarter And Nine Months Ended September 30, 2002 Due To Potential Additional Judicial Processes Related To VAT Lawsuit )